Exhibit Fee Table

Calculation of Filing Fee Table

SCHEDULE 14A

(Form Type)

American Campus Communities, Inc.

(Name of Registrant as Specified in its Charter)

Table 1: Transaction Valuation

	Proposed Maximum Aggregate Value of Transaction	Fee rate	Amount of Filing Fee
Fees to Be Paid	$9,236,122,374.52	.0000927	$856,188.54
Fees Previously Paid	-		-
Total Transaction Valuation	$9,236,122,374.52
Total Fees Due for Filing			$856,188.54
Total Fees Previously Paid			-
Total Fee Offsets			-
Net Fee Due			$856,188.54

(i)	Title of each class of securities to which the transaction applies:

Common Stock, $0.01 par value per share, of American Campus Communities, Inc. (“Common Stock”)

(ii)	Aggregate number of securities to which the transaction applies:

139,392,809 shares of Common Stock

1,163,641 shares of Common Stock underlying time-vested restricted stock awards

111,092 shares of Common Stock underlying time-vested deferred stock awards

406,574 shares of Common Stock subject to issuance upon exchange of common and preferred limited partnership interest in American Campus Communities Operating Partnership LP (such units, “redeemable units”)

(iii)	Per unit price or other underlying value of transaction computed pursuant to Exchange Act Rule 0-11 (set forth the amount on which the filing fee is calculated and state how it was determined):

Solely for the purpose of calculating the filing fee, the underlying value of the transaction was calculated as the product of (a) 141,074,116 shares of Common Stock (including 1,163,641 shares of Common Stock underlying time-vested restricted stock awards, 111,092 shares of Common Stock underlying time-vested deferred stock awards and 406,574 shares of Common Stock subject to issuance upon exchange of redeemable units) that are exchangeable for cash in the merger and (ii) the per share common stock consideration of $65.47 (collectively, the “Total Consideration”). The filing fee equals the product of .0000927 multiplied by the Total Consideration.